Nexicon
                                     [LOGO]

                           400 Gold Ave SW Suite 1000
                          Albuquerque, New Mexico 87102
                      Tel: 505.248.0000, Fax: 505.244.4115
                               www.nexiconinc.com

January 27, 2006

VIA EDGAR AND FED EX

Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 3561
Washington, DC 20549

Re:   Nexicon, Inc.
      Form 10-KSB for the Fiscal Year ended December 31, 2004
      Form 10-QSB for the Fiscal Quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 (File No. 000-30244)

      Amendment No. 1 to Form SB-2
      Filed September 27, 2005
      File No. 333-126596

Dear Mr. Spirgel:

This letter has been prepared in response to your request for Nexicon, Inc., a Nevada corporation ("Nexicon" or the "Company"), to respond to the comments of the United States Securities and Exchange Commission (the `Commission" or the "SEC") as memorialized in: (a) your October 17, 2005 letter to Daniel Urrea (the "SEA Comment Letter") concerning: (i) the Company's Form 10-KSB for the fiscal year ended December 31, 2004 (the "Form 10-KSB"), and (ii) the Form 10-QSB for the fiscal quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 (the "Form 10-QSBs"); and (b) your October 7, 2005 letter (the "SB-2 Comment Letter") to Richard Urrea concerning Amendment No. 1 to Form SB-2 (the "Amended SB-2").

The SEA Comment Letter

Due to the complexity of the issues raised in the SEA Comment Letter, Nexicon initially requested sixty (60) days (to December 17, 2005) to file our response to the SEA Comment Letter (the "Response Deadline"). Subsequently, on December 15, 2005, we requested the Response Deadline be extended by an additional forty-five (45) days (to January 31, 2006) due to the difficulties we were encountering in our analysis and preparation of our responses to the SEA Comment Letter. For the reasons discussed below, we are requesting that the Response Deadline be extended an additional twenty-eight (28) days to February 28, 2006.

As you are aware, the staff of the Commission (the "Staff") has recently issued a number of SEA Comment Letters to registrants regarding the issues raised in the SEA Comment Letter; namely, the accounting for convertible debt instruments that are subject to registration rights agreements and/or that have embedded derivative instruments. As these are extremely complicated accounting issues that the Company has no experience or expertise in addressing, Nexicon engaged an accounting firm in November 2005 to assist the Company with its review of the SEA Comment Letter and preparation of its responses thereto.

Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
January 27, 2006
Page 2 of 2

As of the date hereof, the Company has made substantial progress in its re-evaluation of debt agreements in light of the issues raised by the Staff in the SEA Comment Letter and in accordance with EITF 00-19. Specifically, Nexicon has concluded that there are embedded derivative instruments that will require bifurcation and be accounted for as liabilities at fair value. Further, the Company has prepared and will file on or before January 31, 2006 its Form 10-QSB for the fiscal quarter ended September 30, 2005 wherein Nexicon will bifurcate such embedded derivative instruments and account for them as liabilities at fair value. Notwithstanding the foregoing, as of the date hereof, the Company has not yet completed its analysis of the issues raised by the SEA Comment Letter nor prepared an amended Form 10-KSB or amended Form 10-QSBs to reflect the proper treatment of such embedded derivative instruments. Working with the new accounting firm referenced above, the Company anticipates that it will: (i) complete such analysis, (ii) file such amended Forms, and (iii) file as correspondence the Company's formal responses to the SEA Comment Letter by no later than February 28, 2006.

In light of the foregoing, Nexicon hereby requests that the Response Deadline be extended to February 28, 2006.

The SB-2 Comment Letter

As you know, the Amended SB-2 incorporated by reference certain filings made by the Company under the Securities Exchange Act of 1934, as amended, including the Form 10-KSB and Form 10-QSBs. While the Company was in the process of preparing its responses to the SB-2 Comment Letter, Nexicon received the SEA Comment Letter. Due to the complexity of the issues raised in the SEA Comment Letter and the likelihood that the Company would have to amend its Form 10-KSB and Form 10-QSBs to address the concerns of the Commission raised in the SEA Comment Letter, the Company decided to postpone filing its response to the SB-2 Comment Letter (and amending the Amended Form-SB-2, as appropriate) until after: (i) the Company had thoroughly reviewed how to properly account for convertible debt instruments that are subject to registration rights agreements and/or that have embedded derivative instruments; and (ii) the Company filed its amended Form 10-KSB and Form 10-QSBs.

While it has taken longer than expected for the Company to complete its review of such accounting issues and to amend such filings for the reasons described above, Nexicon still plans on filing its response to the SB-2 Comment Letter and amending its Amended SB-2 immediately after the Company files the amended Form 10-KSB and Form 10-QSBs. Nexicon anticipates that these filings will occur no later than February 28, 2006 and therefore, the Company anticipates filing its response to the SB-2 Comment Letter and amending its Amended SB-2 no later than February 28, 2006 as well.

Concurrently with the filing of this correspondence with the Commission, the Company today is also filing a Form 8-K to disclose to information required under Item 402 "Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review."

Our legal counsel, Kirkpatrick & Lockhart Nicholson Graham, LLP, has spoken with the Commission today on behalf of the Company to explain the responses contained herein.

Should you have any questions or comments concerning the matters discussed herein, please contact me at 505-248-0000.

Very truly yours,


/s/ Daniel Urrea
---------------------------
Daniel Urrea, Chief Financial Officer

cc: Clayton E. Parker, Kirkpatrick & Lockhart Nicholson Graham, LLP (via facsimile)